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              Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

                             One Financial Center
                          Boston, Massachusetts 02111
                                                                617 542 6000
                                                                617 542 2241 fax
Direct dial  617 348 1885

                                  May 16, 2001

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C.  20549

Re:     Registrant:  Orchid BioSciences, Inc.
        Registration Statement on Form S-3 (File No. 333-60582)
        Accession Number:  0001036050-01-500516
        Filing Date:  May 10, 2001

Gentlemen:

  Reference is hereby made to the above-referenced Registration Statement on Form S-3 filed by the Registrant with the Securities and Exchange Commission on May 10, 2001 (the "Registration Statement"). Please note that the delaying amendment language contemplated by Rule 473 promulgated under the Securities Act of 1933 was inadvertently omitted from the facing page of the Registration Statement. Accordingly, the Registrant hereby amends the Registration Statement to include the following language on the facing page thereof following the calculation of the registration fee:

     "The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine."

  If you have any questions regarding the foregoing, please do not hesitate to call me at (617) 348-1885.

                                Very truly yours,

                                /s/ John A. Jadhon
                                       John A. Jadhon




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